

Mail Stop 3720

October 22, 2009

Mr. Tim McEwen
President and Chief Executive Officer
Archipelago Learning, Inc.
3400 Carlisle Street, Suite 345
Dallas, Texas 75204

> **Re:** **Archipelago Learning, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 13, 2009**
> **File No. 333-161717**

Dear Mr. McEwen:

We have reviewed your responses to the comments in our letter dated October 2, 2009, and have the following additional comments.

General

1. Please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Providence Equity Transactions, page 33

2. We note your response to our prior comment six in our letter dated October 2, 2009. However, please revise your disclosure to provide investors with more information related to the $8 million special distribution to your equity holders planned for the fourth quarter of 2009. Specifically discuss the business reasons for the distribution. We note prior distributions were made to equity holders to enable them to meet their estimated tax obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Recent Developments, page 47

3. We note your preliminary discussions to sell TeacherWeb. Expand your discussion to explain management's reasons for selling TeacherWeb. Discuss whether the company's

focus will be on educational products targeting the student versus the teacher in the future.

Components of Service Revenue and Expense, page 47

4. We note your response to our prior comment 11 in our letter dated October 2, 2009. Please further revise to include your supplemental statement that management does not consider the impact pricing increases have on service revenue in any one period a meaningful measure for investors and explain why.

Summary of Significant Accounting Policies, page F-11

Accounts Receivable, page F-13

5. We note your response to our prior comment 23 in our letter dated October 2, 2009. However, it does not appear that you have provided a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price, as requested in our comment. Please revise, or advise us.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Alexander D. Lynch, Esq.
      Weil, Gotshal & Manges LLP
      Via Facsimile: (212) 310-8007